ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 [redacted]
www.orkla.com

Ref.:
Siv Merethe Skorpen, Investor Relations, Tel.: +47 2254 4455
Ellen Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 02 July 2004

ORK – Trade subject to notification - exercised options

On 1 July 2004, Orkla exercised 3,300 options at a strikeprice of NOK 135.

A total of 1,909,807 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 7,519,125 shares. The resolution adopted by the Annual General Meeting to amortise 1,607,151 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 5,911,974 of its own shares.

Full and Norwegian version enclosed to www.newsweb.no

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Siv Merethe Skorpen, Investor Relations, Tel: +47 22544455
Ellen Ronæss, Shareholder Services, Tel.: +47 22544430

Date: 30 June 2004

ORK – Trade subject to notification

On 29 June 2004, Orkla exercised 3,333 options at a strikeprice of NOK 135.

A total of 1,913,107 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 7,522,425 shares. The resolution adopted by the Annul General Meeting to amortise 1,607,151 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 5,915,274 of its own shares.

Full and Norwegian version enclosed to www.newsweb.no

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Siv Merethe Skorpen, Investor Relations, Tel: +47 22544455
Ellen Ronæss, Shareholder Service, Tel.: +47 22544430

Date: 29 June 2004

ORK – Trade subject to notification

On 28 June 2004, Orkla exercised 9,333 options; 6.000 at a strikeprice of NOK 132 and 3,333 at a strikeprice of NOK 135.

A total of 1,916,440 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 7,525,758 shares. The resolution adopted by the Annul General Meeting to amortise 1,607,151 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 5,918,607 of its own shares.

Full and Norwegian version enclosed to www.newsweb.no

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455
Ellen Ronæss, Shareholder Services, Tel.:+47 22544430

Date: 29 June 2004

ORK – Trade subject to notification – rollover hedgeposition

Orkla has on 28 June 2004, in connection with a maturing contract, closed a new transaction in cash settled financial derivative linked to the development in the Orkla share price with the equivalent of 170,000 shares. The transaction has been closed based on a share price equal to NOK 174.49. The transaction does not change the exposure in cash settled financial derivative in the Orkla share.

Reference is made to previous notifications regarding Orkla's derivative position linked to hedging of Orkla's share price based bonus programme (latest notification dated 7 June 2004).

After this transaction Orkla has through cash settled financial derivatives a position equivalent to 450,000 shares linked to hedging of its share price based bonus programme.

A total of 1,916,440 options have been issued. Orkla currently holds 7,525,758 shares. The resolution adopted by the Annual General Meeting to amortise 1,607,151 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 5,918,607 of its own shares.